Exhibit 99.1

EXECUTION

SEPARATION AGREEMENT

This Separation Agreement (“Agreement”), by and between GSE Systems, Inc., a Delaware corporation (“GSE Systems” or the “Company”) and Christopher D. Sorrells (“Executive”), is entered on the last date of execution set forth below. The Company and Executive may be referred to individually as a “Party” and, collectively, as the “Parties”. All capitalized terms used but not defined herein shall have the meaning ascribed to them in the Employment Agreement (as defined below).

WHEREAS, the Parties entered into that certain Employment Agreement, by and between the Company and Executive, dated August 15, 2016 (as amended, the “Employment Agreement”) pursuant to which the Company employs the Executive as its Chief Operating Officer; and

WHEREAS, the Parties now wish to amicably conclude their employment relationship and resolve all issues related to the employment relationship between the Company and Executive.

NOW, THEREFORE, in consideration of the premises, the mutual promises, covenants and obligations contained herein, the Parties agree as follows:

1.        Entire Agreement. This Agreement embodies the entire agreement and understanding between the Company and Executive pertaining to the subject matter hereof, the employment relationship between the Company and Executive. Other than as set forth in this paragraph, this Agreement shall supersede and replace all prior agreements, whether verbal or written, between the Parties, including but not limited to the Employment Agreement. Notwithstanding the foregoing, Section 6 of the Employment Agreement, which contains certain Non-Competition, Non-Solicitation and Non-Disclosure obligations of Executive, shall survive the termination of Executive’s employment with the Company, is incorporated herein by reference and Executive expressly reconfirms his intent to abide by Section 6 of the Employment Agreement, which shall remain in full force and effect. In addition, Executive’s vested rights, governed by the Company’s 401(k) Plan and any award agreements by and between the Company and Executive pursuant to that certain GSE Systems, Inc. 1995 Long-Term Incentive Plan (as amended and restated, “LTIP”), shall remain in full force and effect unless otherwise modified herein. This Agreement may not be changed, waived, discharged, or terminated except by an instrument in writing signed by each of the Parties hereto.

2.          Employment Status. Executive’s employment with the Company will terminate on September 30, 2019 (“Separation Date”). The Parties hereby waive the requirement that either Party provide the other with any notice of termination pursuant to the Employment Agreement. Executive shall be paid his regular salary up to and including the Separation Date and, if necessary, on or before the next regularly scheduled payday following the Separation Date.

3.        Board of Directors. Contemporaneously with the execution of this Agreement, Executive shall execute all necessary documentation, in a form reasonably satisfactory to the Company, to resign his positions as a director of GSE Systems and its subsidiaries. Executive confirms that his resignation is not a result of any disagreement on any matter relating to the Company’s operations, policies or practices.

4.         Severance Wage Payment. Beginning with the day after the Separation Date and ending on November 30, 2020, the Company shall pay, or cause to be paid, to Executive Four Hundred Eight Thousand Three Hundred Thirty-Three Dollars and Thirty Three cents ($408,333.33), less all lawful and required deductions (“Severance Pay”), which is equivalent to fourteen (14) months of Executive’s current salary. The fourteen-month period in which Executive receives this Severance Pay shall be the “Severance Pay Period.” This Severance Pay will be paid at GSE Systems’ regular payroll intervals beginning on the pay period after Executive receives his final paycheck described in paragraph 2. The Company’s obligation to pay the Severance Pay is conditioned upon Executive’s continued compliance with the terms and conditions of this Agreement and upon Executive’s signing this Agreement.

5.         Executive Benefits. Executive’s GSE Systems-provided health benefits will terminate as of the Separation Date. Pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company will provide Executive with notice of the right to elect to continue his health and welfare insurance coverage, effective on the first of the month following the Separation Date. So long as Executive timely elects to continue his healthcare benefits pursuant to COBRA, GSE Systems shall continue to pay the same portion it currently pays for Executive’s health benefits, which is 100% of the total cost, until that date that is twelve (12) months after the Separation Date. Thereafter, Executive may continue to receive healthcare coverage pursuant to COBRA at his own expense. All other Company-provided benefits shall end on the Separation Date (including, but not limited to, any entitlement to reimbursements, 401K contribution matches or other benefits).

6.         Bonus Payment. Pursuant to Section 9(c)(iii) of the Employment Agreement, in the event that Executive’s employment were to be terminated by the Company for any reason other than For Cause, Executive would have been entitled to receive “a prorated Bonus equal to the product of (I) the Bonus, if any, that Executive would have earned for the calendar year in which the Date of Termination occurred had he been employed as of the last day of such year, based upon the Company’s actual results of operations for such year and (II) a fraction, the numerator of which is the number of days Executive was employed by the Company during the year of termination and the denominator of which is the number of dates in such year.” The Parties agree and acknowledge that, pursuant to the criteria established by the Compensation Committee of the Company and as of the date of this Agreement, Executive would only be entitled to the discretionary portion of such bonus or up to 10% of his Base Salary for the 2019 fiscal year. As further consideration for entering into this Agreement, and in lieu of any further Bonus (as defined in the Employment Agreement) or payment pursuant to Section 9(c)(iii) of the Employment Agreement, the Company shall pay $35,000 to Executive (less all lawful and required deductions) at the same time as all other then-current executive officers of GSE Systems receive their bonuses for 2019; provided, however, that the foregoing payment shall be made not later than March 15, 2020.

7.          Restricted Share Units. During the course of his employment with the Company, Executive was granted restricted share units (“RSUs”) pursuant to that certain LTIP, which, upon vesting, convert into shares of the Company’s common stock or result in a cash payment of equivalent value. As further consideration for this Agreement, the Parties hereby agree to amend certain Restricted Share Units Agreements by and between the Company and Executive in the manner set forth in that certain Amendment to Restricted Share Units Agreements attached hereto as Exhibit A (the “RSU Amendment”). As set forth in greater detail in the RSU Amendment, in lieu of forfeiture as of the Separation Date, (a) RSUs awarded to Executive that would otherwise vest if Executive continued to be employed by the Company as of a date certain shall accelerate and vest immediately prior to the Separation Date; and (b) RSUs that will vest upon the achievement of certain performance goals (subject also to Executive’s continued employment with the Company) shall be amended such that the underlying RSUs have the opportunity to vest, if the underlying performance criteria are satisfied, for a period of twelve (12) months following the Separation Date and despite the termination of Executive’s employment with the Company. Executive hereby elects that to have sufficient RSUs withheld from all RSUs vested pursuant to this Section 7 (i.e. a net exercise) to pay any withholding taxes associated with such grant and, to the fullest extent permitted by applicable law, the Company agrees to the same. Other than those performance RSUs covered by the RSU Amendment, Executive acknowledges and agrees that any other equity awards or RSUs that have not vested as of the Separation Agreement shall be forfeited as of such date.

8.         No Other Payments. Other than the amounts set forth herein, GSE Systems shall not pay, or cause to be paid, any other money to or for the benefit of Executive. Executive agrees and acknowledges that he has been fully compensated by GSE Systems for all wages, expenses, vacation, benefits, and/or other compensation that he believes he is owed as a result of his employment with GSE Systems.

9.         Revocation Period. Executive acknowledges and agrees that his receipt of the separation benefits described in paragraphs four (4) through seven (7) (collectively, the “Separation Benefits”) are subject to his execution and non-revocation of this Agreement, and that this Agreement will be neither effective nor enforceable, nor will the Separation Benefits be paid hereunder, unless the Revocation Period (as defined below) expires without his revocation thereof.

10.        Standstill. Executive agrees that from the date of this Agreement until July 30, 2021, Executive and his Affiliates shall not, in any manner, directly or indirectly, take any of the following actions: (a) acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, any securities, including any debt securities (“Securities”) of Company, or beneficial ownership thereof, or any Securities convertible or exchangeable into or exercisable for any Securities of Company, or beneficial ownership thereof (other than (i) Securities issued pursuant to a stock split, stock dividend or similar corporate action initiated by Company with respect to any Securities beneficially owned by Executive on the date of this Agreement; (ii) open market purchases of up to one percent (1%) of the Company’s common stock, provided that such purchases are made solely for investment purposes and pursuant to applicable securities laws and regulations (including those pertaining to the use of material non-public information); or (iii) Securities issued by the Company to Executive in consideration of any stock options or RSUs awarded to Executive prior to the date hereof), (b) acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, any property, asset or business of the Company or any of its subsidiaries, (c) acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, any ownership interest in any joint venture in which the Company or any of its subsidiaries is a party or any ownership interest in any partner of the Company or any of its subsidiaries in such a joint venture, (d) propose to any person, or effect or seek to effect, whether alone or in concert with others, any tender or exchange offer, merger, consolidation, acquisition, business combination, recapitalization, restructuring, liquidation or dissolution with respect to the Company, (e) make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv)) to vote in favor of any proposal for which such solicitation is being made (other than any proposal supported by the Board), or seek to advise any person with respect to the voting of, any voting securities of the Company for any purpose, (f) form, join, advise or in any way participate in a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of Company or otherwise in any manner agree, attempt, seek or propose to deposit any voting securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust or similar arrangement, (g) otherwise act, alone or in concert with others, to seek to control, advise or change the management, board of directors, governing instruments, policies or affairs of the Company, (h) disclose any intention, plan or arrangement inconsistent with the foregoing or (i) advise, assist or facilitate the taking of any actions by any other person in connection with any of the foregoing. For this purposes of this paragraph 10, “Affiliates” shall mean, with respect to Executive, any person that, directly or indirectly, through one or more intermediaries, is in control of, is controlled by, or is under common control of the Executive, where “control” shall mean the power, directly or indirectly, either to vote ten percent (10%) or more of the voting securities of such person or direct or cause the direction of the management and policies of such person, whether by contract or otherwise.

11.       Return of Property. By signing below, Executive confirms that within five days after the Separation Date Executive will return all property belonging to GSE Systems, including but not limited to all keys, credit cards, computer equipment, documents (whether hard-copy or electronic), and software.

12.       General Release of Claims. In exchange for the benefits described above, Executive forever releases and discharges the Company from any claims, rights, or causes of actions of any kind or nature, both known or unknown, up through and including the date Executive signs this Agreement (“General Release”). Executive provides this General Release not only on behalf of himself, but also his heirs, executors, successors and assigns. Executive further agrees that this release and discharge of the Company includes not only GSE Systems but also any of its current and former parents, subsidiaries, affiliates, joint ventures, their predecessor and successor companies, and with respect to each such entity, all of its past, present and future officers, directors, agents and/or employees (all collectively referred to as the “Released Parties”). This General Release includes, to the maximum extent permitted by law, claims, rights, and causes of action arising (a) under all federal, state or local law relating to employment and employment discrimination, termination rights, compensation or benefits, such as the Age Discrimination in Employment Act (“ADEA”), the Older Worker Benefits Protection Act, Title VII of the Civil Rights Act of 1964, the Family and Medical Leave Act (“FMLA”), the Americans with Disabilities Act, the Civil Rights Act of 1866, or the National Labor Relations Act; and/or (b) upon any other basis for legal, equitable or administrative relief, whether based on express or implied contract, tort, statute, regulation or other legal or equitable ground, and whether employment-related or not, including but not limited to breach of employment contract, fraud, negligence (including negligent hiring and retention), tort, implied contracts or implied covenants of good faith and fair dealing, and any and all other federal, state and local statutes, cases, authorities or laws providing a cause of action. This General Release also includes a release of all claims, rights or causes of action arising under or pursuant to the Employment Agreement, any amendment to the Employment Agreement or any other promises of compensation of any kind, whether written or oral, from the Company to Executive. The Parties expressly acknowledge and agree that the general release and waiver set forth in this paragraph shall exclude: (w) the rights and obligations contained in or provided for under this Agreement; (x) any right or entitlement that Executive is not allowed by applicable law to waive or release; (y) any right Executive has to file, cooperate in or participate in a charge, complaint or proceeding with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission, or any other federal state or local governmental agency or commission (“Government Agencies); and (z) any claim that may arise only after the execution of this Agreement. Executive further understands that this Agreement does not limit his ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. Executive acknowledges and agrees that should Executive or any administrative agency or third party pursue any claims on Executive’s behalf, Executive waives his right to any individual monetary recovery; except that this provision does not limit Executive’s ability to recover monies pursuant to the Security and Exchange Commission’s whistleblower incentive award program.

13.       Covenant Not to Sue. Executive further agrees that he will not commence any action or proceeding against any of the Released Parties based upon any claim or right validly released above and if he does, agrees to be liable for damages, attorneys’ fees or costs incurred by any Released Party as a result. If any such action or proceeding is commenced, in whole or in part on his behalf, against of the Released Parties by any third-person, entity or agency in any forum, Executive waives any claim or right in connection with it to any resulting money damages or other personal legal or equitable relief awarded by any court or governmental agency.

14.       Exculpation; Indemnification; D&O Insurance. In his capacity as a director of the Company, Executive’s liability to the Company and its stockholders has been limited to the maximum extent of Delaware law. Following the Separation Date, Executive will continue to be (a) entitled to indemnification to the maximum extent provided by Delaware law for claims, causes of action, litigation (and litigation expenses), losses or damages relating to his service as an officer and/or director of the Company; and (b) covered by the terms of the Company’s policies of insurance (in effect from time to time) as it relates to former directors and officers of the Company; provided, however, that Executive will not be indemnified for  any action, suit, arbitration or other proceeding (or portion thereof) initiated by Executive, unless authorized by the Board of Directors of the Company.

15.       Representations Concerning Claims. Executive further expressly represents that as of the date that he signs this Agreement, he has not filed any grievances, claims, complaints, administrative charges or lawsuits against the Company or any Released Party. In addition, he also acknowledges and represents that he (a) has suffered no injuries or occupational diseases arising out of or in connection with his employment with the Company; (b) has received all wages and other forms of compensation of any kind to which he was entitled as an employee of the Company; (c) has received all leave to which he was entitled under the FMLA; and (d) is not currently aware of any facts or circumstances constituting a violation of the FMLA or the Fair Labor Standards Act.

16.       Non-Disparagement. The parties agree they will not communicate to person, including (but not limited to) any customer, prospective customer, employee, contractor, vendor, agent, stockholder, director, officer, investment banker, financial partner or prospective investor, any adverse, disparaging or derogatory statements or information concerning the other Party. Notwithstanding the foregoing, this paragraph does not, in any way, restrict or impede the Parties from exercising protected rights, including rights under the federal securities laws, including the Dodd-Frank Act, to the extent that these rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order. Executive agrees that Executive shall promptly provide written notice of any such order to GSE Systems, Inc., c/o Chief Executive Officer, 6940 Columbia Gateway Dr., Suite 470, Columbia, Maryland 21046. The Parties further agree to reasonably cooperate with one another with regard to the preparation and release of a press release regarding Executive’s separation from the Company.

17.     Confidential Information. Notwithstanding his employment termination, Executive agrees to preserve and protect the confidentiality of the Company’s Confidential Information, as defined and described in the Employment Agreement, and not to disclose or disseminate the Confidential Information to any third party. Executive further covenants that he has returned all Confidential Information belonging to the Company, whether in electronic or document form and that he shall not use such information for his own benefit or for the benefit of any third party.

18.      Severability. Each provision of this Agreement shall be considered severable. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

19.       Governing Law. This Agreement has been entered into in and will be interpreted and enforced in accordance with the laws of the State of Maryland, regardless of any principles of conflicts of laws or choice of laws of any jurisdiction.

20.       Arbitration. Except as set forth in paragraph 21, any dispute, controversy, or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by JAMS  and initiated in either Dallas, Texas or Baltimore, Maryland (or, if such venue is not available, Washington D.C.) pursuant to its Streamlined Arbitration Rules and Procedures, and shall be conducted consistent with any rules, regulations, and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

21.      Equitable Relief. Notwithstanding paragraph 20, in the event of a breach or threatened breach by the Executive of Section 6 of the Employment Agreement, which has been incorporated herein by reference, or paragraph 14 of this Agreement, the Executive hereby consents and agrees that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from U.S. District Court for the District of Maryland (or if such court lacks jurisdiction, the Circuit Court for Howard County, Maryland). The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages, or other available forms of relief.

22.      JURY TRIAL WAIVER. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS, SCHEDULES, AND APPENDICES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

23.       No Assignment. Executive represents and warrants that he has not directly or indirectly assigned, encumbered, or otherwise transferred any interest in any complaint, charge, action, suit, debt, claim, or demand intended to be included in and/or discharged by this Agreement.

24.       Older Workers' Benefit Protection Act. This Agreement is intended to satisfy the requirements of the Older Workers' Benefit Protection Act.

a          Acknowledgements. Executive acknowledges that he (1) has been advised to consult an attorney before executing this Agreement; (2) has obtained and considered such legal counsel as he deems necessary; (3) has been given twenty-one (21) days to consider whether or not to enter into this Agreement and Executive agrees that changes to the Agreement, whether material or immaterial, will not re-start the period of consideration; and (4) has read and understands the terms of this Agreement and is relying upon his own judgment and the advice of his counsel, and not on any recommendations or representations by the Company. By signing this Agreement, Executive acknowledges that he does so freely, knowingly, and voluntarily. This Agreement does not prohibit Executive from challenging the validity of this Agreement’s waiver and release of claims under the ADEA, as amended.

b          Revocation and Effective Date. Executive may revoke his acceptance of this Agreement within seven (7) days after he signs it. Such revocation must be in writing and received by Daniel Pugh, SVP, Chief Legal Officer & Risk Management Officer, GSE Systems, Inc., 6940 Columbia Gateway Drive, #470, Columbia, MD 21046 by 5:00 p.m. Eastern Time before the close of business on the seventh (7th) day after he initially signs it in order to be effective. If Executive does not revoke acceptance within the seven (7) day period (the “Revocation Period”), his acceptance of this Agreement shall become binding and enforceable on the eighth (8th) day.

25.       Voluntary Agreement.  By voluntarily executing this Agreement, the Parties confirm that (a) they have had the opportunity to have the Agreement explained to them by their respective attorneys; (b) in executing this Agreement, they are relying upon their own judgment and the advice of their respective counsel, and not on any recommendations or representations by any opposing party, opposing counsel, or representatives; and (c) they understand and do hereby accept all of the terms and conditions of this Agreement as resolving fully and finally all differences, disputes, and claims that are within the scope of the Agreement.

THIS IS A GENERAL RELEASE AND WAIVER OF CLAIMS. YOU ARE ADVISED TO CONSULT WITH LEGAL COUNSEL PRIOR TO SIGNING.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date last set forth below.

Executive:

(seal)
Christopher D. Sorrells		Date

GSE Systems, Inc.

(seal)
Name:		Date
Title:

AMENDMENT TO RESTRICTED SHARE UNIT AGREEMENTS

This Amendment to Restricted Share Unit Agreements (“Amendment”), by and between GSE Systems, Inc., a Delaware corporation (the “Company”), and Christopher D. Sorrells (the “Grantee”), amends the RSU Agreements (as defined below) in the manner and to the extent described herein. This Amendment is effective September 18, 2019 (the “Effective Date”).

WHEREAS, the Company granted the Grantee restricted share units (“RSUs”) pursuant to the Company’s 1995 Long-Term Incentive Plan, as amended and restated, which are payable in cash or shares of common stock of the Company, par value $0.01 per share (“Common Stock”), and generally vest either (a) over time pursuant to the terms thereof (“TRSUs”) or (b) upon the Company’s achievement of certain performance goals (“PRSUs”);

WHEREAS, the Company and the Grantee previously entered into the following Restricted Share Unit Agreements (the “RSU Agreements”):

(1)	Restricted Share Unit Agreement, dated August 15, 2016, with respect to 335,000 PRSUs payable in shares of Common Stock (the “August 2016 PRSU Agreement”);

(2)	Restricted Share Unit Agreement, dated August 15, 2016, with respect to 75,000 PRSUs payable in cash (the “August 2016 Cash Agreement”);

(3)	Restricted Share Unit Agreement, dated January 1, 2018, with respect to 45,954 TRSUs payable in shares of Common Stock (the “January 2018 TRSU Agreement”);

(4)	Restricted Share Unit Agreement, dated January 11, 2019, with respect to 71,429 TRSUs payable in shares of Common Stock (the “January 2019 TRSU Agreement”); and

(5)	Restricted Share Unit Agreement, dated January 11, 2019, with respect to 89,286 PRSUs payable in shares of Common Stock (the “January 2019 PRSU Agreement”).

WHEREAS, each of the RSU Agreements are subject to, among other things, Grantee’s continued employment with the Company;

WHEREAS, each of the PRSUs awarded pursuant to the RSU Agreements are subject to a Period of Performance (as defined in such RSU Agreements) and following the Period of Performance any unvested PRSUs are forfeited;

WHEREAS, contemporaneously herewith, the Company and Grantee have entered into that certain Separation Agreement, dated as of the Effective Date (the “Separation Agreement”), pursuant to which the Company and Grantee have mutually agreed that, among other things, Grantee’s employment with the Company shall terminate as of the Effective Date;

WHEREAS, in connection with the Grantee’s termination of employment with the Company, the Compensation Committee of the Board of Directors, in consultation with the Board of Directors of the Company, has determined that it is advisable and in the best interests of the Company and its stockholders to amend the RSU Agreements to, among other things, accelerate the vesting of Grantee’s remaining TRSUs and extend to September 30, 2020 the period of time during which the Company can satisfy the performance criteria for any unvested PRSUs (after which time any unvested PRSUs shall expire and be forfeited).

NOW, THEREFORE, in consideration of the premises, the mutual promises, covenants, and conditions herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

The last paragraph of Exhibit 1 to each of the January 2018 TRSU Agreement and January 2019 TRSU Agreement is hereby deleted and replaced in its entirety by the following:

Notwithstanding the foregoing, to the extent not already vested or previously forfeited, the RSUs will become 100% vested as of September 30, 2019 and immediately prior to the termination of Grantee’s employment with the Company.

Section 2 of each of the August 2016 PRSU Agreement, the August 2016 Cash Agreement and the January 2019 PRSU Agreement is hereby deleted and replaced in its entirety by the following:

For the purposes of this Agreement, the term “Performance Period” shall be the period commencing on the Grant Date and ending on September 30, 2020.

The “Performance Period” described on Exhibit 1 to each of the August 2016 PRSU Agreement and the August 2016 Cash Agreement is hereby deleted and replaced in its entirety by the following:

Performance Period

The Performance Period shall be the period commencing on the Grant Date and ending on September 30, 2020.

Section 5 of each of the August 2016 PRSU Agreement, the August 2016 Cash Agreement and the January 2019 PRSU Agreement is hereby deleted and replaced in its entirety by the following:

5. Termination of Employment. Notwithstanding the Grantee’s actual termination of employment effective as of September 30, 2019, and solely for purposes of the vesting of the Grantee’s RSUs, the Grantee’s employment with the Company is to be treated as continuous from the Grant Date until September 30, 2020.

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Section 6 of each of the August 2016 PRSU Agreement and the August 2016 Cash Agreement is hereby deleted and replaced in its entirety by the following:

6. Effect of a Change in Control. If there is a Change in Control (as defined in the Employment Agreement), this Section 6 shall determine the vesting of any unvested RSUs. If a Change of Control occurs prior to the expiration of the Performance Period, (a) if the VWAP of the Common Stock is greater than $2.50 for the ten trading day period ending on the trading day immediately prior to the effective date of the Change in Control, 50% of the unvested RSUs shall vest on the effective date of the Change in Control; or (b) if the VWAP of the Common Stock is less than or equal to $2.50 for the ten trading day period ending on the trading date immediately prior to the effective date of the Change in Control, none of the unvested RSUs shall vest.

Section 6 of the January 2019 PRSU Agreement is hereby deleted and replaced in its entirety by the following:

6. Effect of a Change in Control. If there is a Change in Control (as defined in the Employment Agreement), this Section 6 shall determine the vesting of any unvested RSUs. If a Change of Control occurs prior to the expiration of the Performance Period, the RSUs awarded pursuant to this Agreement shall vest as follows:

•
[35,715 * ((LTM revenue run rate, including the full LTM of any acquisition (with adjustment for anticipated synergies or reverse synergies to the extent they exist) as of the date on which the Change of Control occurs) / $250 million] RSUs shall vest; and

•
[35,715 * ((LTM Adjusted EBITDA run rate, including the full LTM of any acquisition (with adjustment for anticipated synergies or reverse synergies to the extent they exist) as of the date on which the Change of Control occurs / $25 million] RSUs shall vest.

In each case as determined by the Compensation Committee of the Company. In no event shall the number of RSUs that vest in each case exceed 35,715 RSUs.

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Any reference to the effect of a Change in Control in Exhibit 1 to the January 2019 PRSU Agreement is hereby deleted.

All other terms and conditions of the RSU Agreements shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the Effective Date.

GSE SYSTEMS, INC.	GRANTEE

By:
Christopher D. Sorrells

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